Exhibit 99.6
Afternoon Earnings Call

INFOSYS TECHNOLOGIES LIMITED

AFTERNOON EARNINGS CALL
October 15, 2010

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Stephen Pratt
Infosys Consulting - CEO and Managing Director

Chandra Shekar Kakal
Infosys Technologies – Head – Enterprise Solutions and Member – Executive Council

Ashok Vemuri
Infosys Technologies – Head – Banking & Capital Markets and Member – Executive Council

B.G. Srinivas
Infosys Technologies – Head – Manufacturing and Member – Executive Council

TV Mohandas Pai
Member of the Board and Director-Human Resources, Education and Research and Administration

ANALYSTS

Mitali Ghosh
Merrill Lynch

Diviya Nagarajan
UBS

Edward Caso
Wells Fargo

Nitin Padmanabhan
India Bulls Securities

Balaji Prasad
Goldman Sachs

Sumit Poddar
Birla Sun Life Insurance

Sandeep Shah
ICICI Securities

Ashwin Mehta
Nomura

Vihang Naik
MF Global

Moderator

Ladies and gentlemen good day and welcome to the Infosys Second Quarter Earnings Conference Call. As a reminder, for the duration of this conference, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions at the end of today's opening remarks. Should you need assistance during this conference call, please signal an operator by pressing "*" and then "0" on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Mr. Avishek Lath of Infosys Technologies Limited. Thank you and over to you Mr. Lath.

Avishek Lath

Thank you, Melissa. Good afternoon, ladies and gentlemen. I am Avishek from the Investor Relations Team in Bangalore. We thank you all for joining us today to discuss the financial results for the second quarter ended September 30, 2010. Joining us today in this conference room is CEO and MD, Mr. Kris Gopalakrishnan, COO Mr. S.D. Shibulal and CFO Mr. V. Balakrishnan along with the other member of the senior management. We will start with a brief statement on the performance of the company during the quarter ended September 30, 2010, outlook for the quarter ended December 31, 2010 and year ending March 31, 2011. Subsequently, we can open up the discussion for Q&A.

Before I hand over to Infosys management, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.SEC.gov. Now I will pass it on to Mr. Kris Gopalakrishnan.

Kris Gopalakrishnan

Thank you. Good morning, good afternoon, good evening, to every one of you. Thank you for joining in this call. We had an excellent quarter. We had four consecutive quarters of sequential volume growth above 5%, this quarter the volume growth was 7.2%. We had revenue growth in dollar terms of 10.2% and in rupee terms of 12.1%. We revised our guidance for the entire year in dollar terms to 24% to 25%, the EPS guidance has moved up to $2.54 - $2.58.

If I look at the environment, clearly the investments in information technology, the investment in efficiency and transformation will continue. Organizations are looking for opportunities to achieve efficiency in their operations, they are looking at opportunities to grow their business. We see some themes around which these investments are happening and we are able to articulate these themes to our clients. We believe that clients see the value we bring to the table and they are willing to invest with Infosys. We are also seeing large deals come back on the table. For the first half, we have done 9 large deals and some of these deals are more than $200 mn, so a good environment from a business perspective. We believe that our clients are more confident about where they are in this environment. They have higher margins, they have strong balance sheets, they have higher cash balances and that is one of the reasons why they are investing. At the same time, we believe that the uncertainties in the environment will continue. The currency fluctuation will be a cause for concern. Certain countries have regulatory environment that is changing, that will also be a cause for concern. Our strategy going forward would be to be cautious in an uncertain environment when it comes to outlook, but create capacity ahead of our forecast because in the past our forecast and our buildup of capacity or recruitment was in tandem whereas now we are looking at recruiting ahead of our guidance so that we can create capacity and that in turn will allow us to take advantage of growth opportunities we see in the market and this is one of the reasons why we believe we have been able to grow. This double-digit growth has come after three years. The last time we grew double digits was in the second quarter of financial year 2008, which is the quarter ending September 30, 2007

Overall, the environment is challenging but we have performed well in a challenging environment and the entire company all the way from service delivery to collection of accounts receivable has executed very well. We have also given promotions. Though percentage attrition on a last 12 month basis is 17.1%, when you look at the actual number of employees who quit in the Sep quarter, it is lower than last quarter. From an employee perspective also we are in a better position today. We believe that our brand equity with employees and prospective employees is good and has improved. We have also declared a one-time dividend over and above the interim dividend of Rs. 10. The one-time dividend is Rs. 30 as part of our 30th year of operation.

With this let me hand it over to my colleague Mr. Shibulal to give you more details about the business. Thank you.

S.D. Shibulal

This is Shibulal. Good afternoon. Let me start with the demand environment. The global economic environment continues to be challenging but businesses are starting to invest. We are seeing it in two different ways. On one side we are looking at the future, trying to create the enterprise of tomorrow and to do that we are trying to exact value from their existing operations. This is leading to two things. Number 1 on the operating side, they are looking at large outsourcing deals and we are benefiting from that. In the last half we have won 9 large deals and many of them above $100 mn and couple of them $200 mn TCV (Total Contract Value). On the other side, these dollars are flowing into the transformational programs and we are benefiting from that too. So in the last half we have won some transformational programs. These programs are business-oriented. These are business process change, strategy and other areas and they are also in line with our strategies of developing capabilities in various places. So for example, our Flypp platform is very relevant for the digital consumer space. Our iTransform platform is very relevant for the new philosophies in healthcare. Our iEngage platform is very relevant for the digital consumer space. Our Supply Chain Visibility platform is very relevant for building an organization of the future. Our Mobility platform is very relevant if somebody is focused on Pervasive Computing. So there is a lot of synergy between what the client is trying to do on the transformation space and the kind of capabilities we are building and that is leading to us winning a lot of transformational opportunities.

With that let me move on to the operational stuff. On the pricing side, we have seen growth. Revenue productivity has gone up by 3.2% this time. In Q1, it has declined by 1.6%, but in Q2, we have seen an improvement of 3.2%. The pricing is stable. The revenue productivity shift is predominantly due to the services mix change. If you look at the numbers you can clearly see that the system integration and enterprise solution- consulting space has improved and that is reflecting in the revenue productivity.

On the employee front, Kris talked about it. We are increasing our hiring number for the year to 40,000. We added 14,000 this quarter, 11,000 next quarter and 40,000 for the entire year.

The verticals which are showing progress are financial services and retail; manufacturing and energy and utilities in Europe. From the service side I have already mentioned, we are seeing growth in consulting system integration and enterprise solution space.

Our growth is all around. Our top 10 clients have grown by 12.1% and non-top 10 has grown by 9.3% (LTM basis). So the growth is all around. We have added 27 new clients this quarter and out of that 3 are US Fortune 500 and 3 are Fortune 500 Global.

Our DSO is very healthy, 63 days compared with 60 days of last quarter but that is a reflection of the accelerated growth which we have seen in this quarter.

Once again thank you very much. With this let me hand over to our CFO, Bala to give you financial details. Thank you.

V. Balakrishnan

Good morning everybody. It was a great quarter. We have grown at 12.1% sequentially in rupee terms. The operating margin has gone up by 1.9% this quarter, the gross margin was 42.8%, last quarter was 41.1%. The SG&A cost almost remained at the same level, so the operating income went up by 1.9% basically because of the rupee. The average rupee dollar rate was 46.48 this quarter as compared to 45.58. We had an 80 basis point positive impact on the margin because of that. The revenue productivity went up by 3.2%, 2.5% in constant-currency terms and utilization slightly went up. Both together positively impacted the margin by 110 basis points. So net-net, the operating margin is up by 1.9%, The effective tax rate went up, it is close to 26.5% now mainly because the onsite profitability increased during the quarter. Today we pay taxes on 82% of our income, only 18% is tax exempt. To that extent the effective tax rate went up. Net income was 25% as compared to 24% last quarter.

During the quarter all the cross currencies moved against the USD. If you look at the Australian Dollar, it appreciated against US Dollar by close to 14% on a quarter-to-quarter basis, the Euro appreciated by 11%, the UK Pound by 5%, but for the quarter it was positive because the cross currency moved in favor. That contributed close to $11 mn in revenues.

Going forward, we have revised our guidance from 19-21% growth in dollar terms to 24-25%. We are guiding for an EPS growth of 11.4-13.2% in dollar terms. In rupee terms the revenue growth will be 18.5-19.5% and EPS growth could be 6.4-8.2%. We are assuming the pricing what we have seen in the second quarter, will continue to remain at the same level for the next two quarters which means on an year-on-year basis, the pricing could be almost similar to what we got in fiscal 2010. We assumed a currency rate of 44.50 for the rest of the year which means the average rate for the full year could be 45.27. It was 47.43 last year which means a 4.5% appreciation in rupee which could impact the margin. That is why for a full year we have guided for an operating margin decline of close to 130 basis points. That is purely because of the rupee, nothing else. The tax rate has gone up, that could impact the margin by around 1.3%. For the full year we are guiding for an EPS growth of 6.4-8.2%. With this I will conclude. I will open it up for questions now.

Moderator

Thank you sir. Ladies and gentlemen, we will now begin with the question and answer session. Anyone who wishes to ask a question may press * and 1 on the touchtone telephone. If you wish to remove yourself from the question queue, you may press * and 2. Participants are requested to use handsets while asking a question. Anyone who has a question may press * and 1 at this time. The first question is from the line of Mitali Ghosh from Merrill Lynch. Please go ahead.

Mitali Ghosh

Thanks and congratulations to the team for a great set of results. Firstly just on the demand situation may be if you could give us a sense of the flow into the deal pipeline and the deal conversion cycle, adjusted for seasonality how would you compare that versus what we saw in the previous quarter?

Kris Gopalakrishnan

I am going to ask my colleague Ashok Vemuri to talk about the financial services sector and BG to talk about the manufacturing sector to give you much more visibility into the deal pipeline. Ashok also can talk about the large deals which we are pursuing at this point. Ashok.

Ashok Vemuri

Sure Kris thanks. Hi Mitali, from a large deal perspective we have obviously had a sterling half in terms of the number of large deals that have closed to a TCV or a Total Contract Value of $865 mn. Please also remember that from this $ 865 million, the flow from a revenue perspective is over a period of time. The pipeline for our large deals, which are not only just large deals but they are also fairly transformational in nature where we are deploying engagement models which are newer and different, has also increased. These are not just plain-vanilla deals but these are deals also where we are bringing significant amount of our solutions, our consulting capabilities etc and that pipeline is fairly robust. In fact it has probably never been as rich as it is now. From a financial services market perspective, we have shown a growth of about 8% this quarter which is more or less in line with the performance of the previous quarter, so clearly the traction is something that we are able to sustain. Having said that to Shibu’s point also earlier, we do see some macro environment challenges especially in the US market. I think there are lot more regulations or regulations that are being written and those will have to be factored. That is causing some amount of uncertainty but I think from an overall perspective in terms of the kind of deals we are getting, very different from the ones that we used to do earlier keeping in mind the fact that risk management, regulatory compliance has really become one of our top capabilities whether in terms of creating Smarter Organization, around data management reporting, whether it is the digital consumer. A lot of the newer business-oriented programs which are technology investments based on the direction in which the corporations and firms are going, are coming out very increasingly. We see very good visibility on those. As I said before and Shibu also mentioned, the overall macro environment continues to be something that we are not able to put a finger on.

Mitali Ghosh

Just wanted to clarify one point, Ashok, the number you have mentioned of $865 mn TCV, is that the flow that we have seen in BFS and this quarter?

Ashok Vemuri

Mitali, that is the Total Contract Value of all the transactions for Infosys in the first half

Mitali Ghosh

Just wanted a clarification, last quarter I think it was mentioned that no large deals were closed, so are we saying that nine deals were closed in this second quarter itself?

Ashok Vemuri

Significant portions of the deals were closed in this quarter and some of the ones in the first quarter, we could not actually disclose them because they were not formally signed off though we had the indications for wins. We only report once we have all the paper work and all the sign offs that happen.

Mitali Ghosh

Sure, thanks.

Moderator

Thank you. The next question is from the line of Diviya Nagarajan from UBS. Please go ahead.

Diviya Nagarajan

Hi, congratulations on a good set of numbers, just a couple of questions. My question is on the kind of growth that we have seen in the consulting and package implementation and the system integration service lines this quarter, around roughly 50% of the incremental growth seems to have come from these service lines. Could you run us through what were the primary growth drivers that you saw in these services and how do you see that panning in to the second half?

Kris Gopalakrishnan

We have seen increased traction on transformational deals. These are deals which are multi-service, consulting and program management is involved and it is one of the reasons why we are seeing good traction. I am going to request my colleagues Chandrasekhar Kakal and Steve Pratt who heads consulting to give you two different perspectives.

Chandrasekhar Kakal

Hi Diviya. Consulting and package implementation had a very good quarter in Sep. 25.8% of Infosys revenue is coming from that service line now. It was an all-round growth whether you slice it by vertical or geography or by packages that we deal with like SAP, Oracle, PeopleSoft, so we had a very good growth. The message that we are giving to the market is that we will be able to join hands and partner with the clients in making the transformation happen, has gone well and have started seeing the result. The transformation programs that we had won in the last 24 months have started going live and showing results to the clients and they are asking us to do more of that. That is how the ramp up has happened in the existing deals and new programs have also started. It is a combination of our ability to integrate the systems through our system integration capability and consulting capability from the business consulting services and package implementation, which has come together. Traction with all the packaged venders like SAP, Oracle and PeopleSoft everything has improved. By vertical if you look at the retail CPG vertical which had maximum traction, quite a few of our clients are looking at multi-channel integration and reaching out to their consumer who are digital consumers nowadays. Those programs are going on and in the high-tech and manufacturing space, lot of cost efficiency improvement and going global and improving the system availability over the globe is improving the performance. All in all, there has been a very good all-round growth. I will request my colleague Steve to talk little bit more on the business consulting side.

Stephen Pratt

Thanks Kakal. Just a little more specifics. In the US, we are seeing particular strength in consumer products, pharma, and oil & gas. We have a lot of momentum in that area. In Europe we are seeing a lot of momentum in telecom and financial services with some recent terrific wins there. From a type of service that we are providing to the clients, I think our real strongest areas right now are around digital marketing, multi-channel commerce and core processes to a accompany, meaning supply chain, finance, order management and those kind of things. Our growth, as Kakal was saying, is 40% year-on-year for the quarter which is really outstanding. I think it is the combined power of Infosys where you take world-class management consulting, world-class implementation skills in the GDM and combine those together and add more business value at a lower cost and that is the way we are growing at many, many times the consulting market, which continues to grow at about 5%-7%.

Diviya Nagarajan

Thanks that was very helpful. Mr. Pai I think you spoke about the round of promotions that you will give in the third quarter. Could you just give me a sense of what are the levels of employees that you plan to promote and what are the total number of people that will be promoted and lastly the margin impact of this please?

Kris Gopalakrishnan

Mohan just stepped out. Let me answer the question. We are looking at about 12,000 promotions. Now this cost is factored into our business model. The impact you see on the margin for the year is purely because of two things - one is because of currency, second is because of higher income tax. The promotion impact is absorbed into the business and we have taken care of it. This promotion is all across the different levels in the company and not restricted to just one level within the company. It is also across all units From now onwards, you will see us looking at two cycles in a year, April and October so that people do not have to wait for some time. Let us say you join somewhere just after the promotion then you will have to wait for almost two years to see the next promotion and becoming eligible for promotion. The cycle is twice a year and it is based on eligibility. It is based on slots available. This is not a program to just simply promote, it is based on a career architecture which we have built through our iRace program and this has created more opportunities for employees and that is what is being seen through this promotion.

Diviya Nagarajan

Thanks and all the best for the rest of the year.

Moderator

Thank you. The next question is a follow-up from the line of Mitali Ghosh from Merrill Lynch.

Mitali Ghosh

On manufacturing was there any acceleration of deal flow and deal conversion?

BG Srinivas

We are seeing growth pick up across the sub-sectors within manufacturing. If I look at the US, the growth is being led by the high-tech sector. Even in the semiconductor sector, we have seen growth pick-up because their business demand is picking up especially demand for mobile application. Consequently there is more investment in the semiconductor industry both on R&D and IT spend. Automotive, aerospace and discrete manufacturing, we have seen resurgence of growth. Again, the growth is centered around investments which our clients are making for the future. On one hand they are looking at driving efficiencies and in that context there are transformational opportunities focused on simplification and harmonization of processes across their supply chain and in that context we are winning consulting deals, we are winning deals which also leverages implementation of packages like SAP and Oracle. We are also seeing investments on the client-facing activities and couple of deals which we have won recently is in order management and CRM. In Europe in the Continent, we have seen business uptake in Germany, Switzerland and France in the manufacturing sector. Again, this cuts across engineering, automation and resources sector within Europe where we are seeing demand uptake. In the near-term to medium-term as long as the market continues to be stable, we are seeing demand continue and the pipeline again within manufacturing sector in the Continent Europe as well as in US is fairly robust. However we will get a better indication of what is likely to come when we see the budgets come out in the early first quarter i.e., in the month of January for the sector.

Mitali Ghosh

Thanks. Just one question on the supply side I think Mohan mentioned earlier the fact that one needs to build capacity in advance Given the uncertain environment it is necessary to perhaps take up the percentage of lateral recruitment and is sub-contracting perhaps an option as well?

Mohandas Pai

Subcontracting is not a good option for one important reason. The best people do not want to be subcontractors. There could be some people who are subcontracted because of some specialized skills but the best people do not want to work as sub-contractors to anybody. They could work as independent contractor but not subcontractor and we see it when you go. Specialized skill is what we get when we take sub-contractors and we want a large number of laterals because even if the market tomorrow goes bad, it is just a question of one or two quarters when the whole thing gets adjusted. There is no great risk. Even in bad times there was normal attrition of may be 7-8%. The risk that we have is maybe one to two quarter. Considering all that we think we must attract the best-in-class talent. We also have this ambition of going up the value chain, so we need people with differential skills with a better ability to sell, so laterals are very important.

Mitali Ghosh

So we should expect lateral to trend up as a proportion of total hiring?

Mohandas Pai

There are no freshers available right now, right? Next year we will go for a higher fresher offer, which we have already decided. I cannot give you the numbers now but next year we will have a higher fresher offer and we will maintain the ratio. Right now in the mid-year revision the only supply available is laterals and not freshers.

Moderator

Thank you. The next question is from the line of Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

Hi congratulations on the quarter. I was wondering if you talk a little bit about Europe. It seems to have turned the corner were there a few projects or were they broad-based, if you can give some color to your success in Europe please?

B.G. Srinivas

In Europe, the growth in the last quarter has been broad-based, it is not just coming from one sector. Across Europe, retail, manufacturing, energy & utilities and insurance have led the growth. Retail and CPG in U.K., we have had recent wins. There is also upsurge in activity within our existing clients. In fact we work with 5 of the top 10 retailers in U.K and we have significant traction. We also have point solutions to address some of the spend which is happening in the retail sector which is focused on digital consumer. That has enabled us to actually differentiate and to win transformation deals. On the CPG front, there are initiatives which are happening in terms of simplification of business process and they are 2 deals which we have won. Another deal which happened in the continent was to do with merger of two companies and again integration and rationalization of application portfolio. In manufacturing, we had two wins in the Continent which led to growth. In insurance sector, we saw business uptake in existing clients and we added 1 client in the continent and 1 in U.K. Apart from this, in Energy & Utilities, we added 2 new utility clients in U.K. At the same time, we have seen business uptake in 3 other utility clients in the Continent. This has led to the growth rate going up in quarter 2. In the short-term to medium-term compared to last year, Europe will do better. I am taking a year-on-year view. But we are still watchful because there are still uncertainties surrounding businesses. So we will get a better hang of this in the early part of next calendar year. Thank you.

Edward Caso

Bala, I was trying to understand on operating margin for FY11 impact from foreign exchange pricing, volume and utilization.

V. Balakrishnan

On pricing, we are assuming for the next two quarters, it will remain at the level what we saw in Q2. So if you take a year-on-year basis, it could be almost flat when compared to fiscal 2010. On the currency, we are assuming the rupee-dollar rate to be 44.50 for the next 2 quarters which means for the full year, the could be around 45.27. When compared to 47.43 in fiscal 2010, it is appreciation of close to 4.5%. That will have an impact of close to 2% on the operating margin but our guidance assumes a decline of 1.3% in operating margin because we assume that some of the levers could reduce the impact. Net-net for fiscal 2011, our guidance assumes a decline in operating margin of 1.3%. At the net income level we have increased taxes because our effective tax rate is close to 26.5% in the second quarter, it could be closer to 26% for the full year. I think the tax rate when compared to fiscal 2010 could have an impact of another 1.3% on the margins. At the net income level, you will have 1.3% impact because of currency, 1.3% impact because of taxes. So net income could decline by close to 2.6%.

Edward Caso

Thank you. Congratulations.

Moderator

Thank you. The next question is from the line of Nitin Padmanabhan from Indiabulls Securities. Please go ahead.

Nitin Padmanabhan

Thank you. If you look at the guidance per se, I think the last quarter basically implied guidance is just 1.3% kind of growth. Considering the kind of momentum we have been seeing, what is the rational behind such a weak guidance there?

Kris Gopalakrishnan

Our guidance is based on the data and the information we have, based on the outlook we have. Traditionally Q3 and Q4 have been weak quarters for us. Q3 because of holidays, sometimes the decisions are not taken on time and sometimes project people are not available to execute these projects in full blast. Q4 is a tough quarter to forecast because it depends on when the budgets are finalized and how the budgets look like. Early indications of budgets do not give us any worry. It looks like it is probably flat to slightly up but definitely we need more data on Q4 to be precise about Q4. Also given the environment in which we are operating, the way in which we are doing this now is to say that based on the data, we will take a view and then create capacity within the system to take advantage of higher growth if possible during the quarter. That is what has happened in the last 4 quarters. So that seems to be working. It is a cautious approach to the environment in which you are operating and that is the reason why we have given this guidance.

Nitin Padmanabhan

And with regard to pricing, we have seen the average realized rates move up because of the change in mix and considering that enterprise solutions as a whole and consulting is likely to continue to remain strong, do you see a further uptake there or likely to remain where it is?

Kris Gopalakrishnan

Pricing is stable. Now revenue per employee is a function of business mix. This quarter, we saw consulting, package implementation, system integration going up and we believe that discretionary spend will continue. Now what that is we do not know at this point. The business mix exactly is difficult to predict and that is the reason why when we give guidance, we typically assume that the pricing will be flat or the revenue productivity assumed is actually whatever is there at the end of the quarter for creating this model.

Nitin Padmanabhan

Sure, fair enough, thank you.

Moderator

Thank you. The next question is from the line of Balaji Prasad from Goldman Sachs. Please go ahead.

Balaji Prasad

Thank you. Congratulations on a very strong performance; just had some follow up questions on attrition. Now with the promotions that you are giving, how much of this would translate to people moving to higher wage bands and what could the average impact be and secondly what level do you think attrition can be regulated to because of these measures?

TV Mohandas Pai

Let me say that the promotions are not going to make a material difference to a company with a $1.5 bn quarterly run rate. I think it is small in the overall context, well within our capacity to absorb. As far as attrition is concerned, if you look at the numbers, we lost nearly 5400 people in quarter 1, 4200 I saw in quarter 2 and in quarter 3, the absolute number should be lower. The relative number in terms of LTM will come down over a period of time because LTM depends on the last 4 quarter and it drops out one quarter where attrition was low but overall the attrition trend is coming down. Will promotion reduce attrition? I believe so it will reduce because people will see their aspiration being reached within the corporation and if something that we are budgeted and we are very happy about.

Balaji Prasad

Okay thanks Mr. Pai. But I understand that you would be able to absorb this impact but what I wanted to understand also is how much would this impact the basic 10% of the people moving to an higher wage band, what could that be?

TV Mohandas Pai

It will cost a $7-8 mn and it is something that we can easily absorb. The salary hike has already been given to people. This is not a normal hike. It is a mid-year hike. Mid-year promotion hikes are lower than beginning of the year because beginning of the year, they already would have got hike wherever they are. Now they get a promotion hike so the increment would be smaller than at the beginning of the year.

Balaji Prasad

Fair enough. I would also like to understand what your clients think about these attrition levels?

TV Mohandas Pai

Well every client is unhappy about high attrition level that is for sure. I will be unhappy too if I was a client to see people leaving but now the attrition is coming down. But the fact is people had done a fantastic job of ensuring that attrition does not impede our delivery. They make sure that they covered up for the people who are leaving. They make sure that transition happened in a very smooth manner and they took care of every issue. I think the fact that we had a reasonable bench in the beginning of the year has also helped. Attrition is a fact across industry. Even across industry, we are the least because when you look at the attrition, people calculate on different basis. Our attrition starts from the date anyone joins whether you are in probation or otherwise, whenever you walk inside and get an employee number, it starts from there. I think industry attrition has also gone up. It should taper down in the next 2 quarters.

Balaji Prasad

That is helpful. Thank you. My next question was on your revenues from your top 10 clients, those have shown an improvement. Could we infer that your market share amongst your existing top 10 clients is increasing or is this increase in spending altogether from your top 10 clients? How should we interpret this?

Kris Gopalakrishnan

It is both. Our market share in our top 10 clients is increasing. We are becoming a very strategic partner for many of these clients. We are getting disproportionate percentage of their spend over time and to the second part, their investments in IT, information technology, outsourcing is increasing as they find that they are able to manage this environment better. They are accustomed to this environment. They have put their house in order. They have increased their profitability. They have improved their cash position. The balance sheets are stronger and they now are looking forward to investing in growth, investing in change. We are part of that change that is happening.

Balaji Prasad

Thanks Kris. I know it will be difficult to throw a quantum on these, but from your sense what do you think is it former which is greater than the latter where your market share is increasing amongst existing clients?

Kris Gopalakrishnan

Yes, our market share is increasing.

Balaji Prasad

Fair enough. My last question is on the operating margins front, going to next year; the headwinds of margin seem to be much stronger than before. Multiple factors are acting against margins. How much do you think volume growth alone would be able to mitigate this? If you just look at currency, utilization, ratio mix, all of it seems to be stacked against the margins. What do you think about it?

Kris Gopalakrishnan

See if the currency fluctuation is small and gradual, then our ability to manage that will be better. Growth is an answer. If you have good growth, the scale will allow us to manage some of the headwinds that we see. You have seen that in this quarter that we have been able to improve upon the margins when growth picked up. So growth is important, otherwise you have some levers, but the flexibility comes down. With growth and scale, your flexibility increases and we will be able to manage headwinds much better.

Balaji Prasad

Sure. Thank you very much.

Moderator

Thank you. The next question is from the line of Sumit Poddar from Birla Sun Life Insurance. Please go ahead.

Sumit Poddar

Hello, sir. Congratulations on a good set of numbers and increase in guidance. If I go through your service lines, geography, as well as verticals, what we are seeing is the non-traditional segments growing faster than the traditional segments, whether it be the service lines, like Testing, SI, and Product Engineering Services. Also, on the geography side, as we talked about Europe and within Europe I think we heard about countries like Germany, Switzerland and France. So I mean should we take it as a trend going forward that non-traditional segments will be the new leaders for driving growth going ahead?

Kris Gopalakrishnan

See, non-traditional have become traditional segments for us. Today, we consider Consulting to BPO as our core. We consider new services as things like Learning services, platform, solutions, etc. have become core to our growth strategy. Having said that, you must remember that we are proactively investing in these segments, we are proactively investing into France, Germany, Switzerland, etc., and we are trying to grow these. Some of these are results of our proactive investment into these services or markets to accelerate the growth. So in some sense, the strategy is yielding results.

Sumit Poddar

Sure. So, we will continue to invest in such areas as well and we would be kind of seeing a far better growth in these segments which have become core now? Is that the way I should take it?

Kris Gopalakrishnan

We are a multi-services company. We want to be a global company from a market perspective. We are proactively investing into Europe. We are proactively investing into Middle East, markets like Brazil, India, China, etc. and hopefully those will yield results and change the revenue profile of the company and will become more global.

Sumit Poddar

Sure. And one more question on pricing side. What is our view on the pricing? Given that we are facing supply side issues as well as the growth has come back and since the projects are shorter, probably the newer projects which may come up, there is a better chance of us or anybody kind of quoting higher than what it was earlier. So what is our view on pricing going ahead?

SD Shibulal

See, we are seeing the pricing to be stable and there are multiple reasons. Number one, while all those things which you told are right, there is still tremendous amount of uncertainty in the environment. Number two, most corporates are trying to sweat their assets. It is very important for them to create dollars for their transformational projects. They are trying to do maximum value extraction from the money which they spend. Due to those reasons, we are assuming that the pricing will be stable for the time being. We have seen revenue productivity improvement but that came from portfolio mix exchange.

Sumit Poddar

Okay. But in conjunction to my earlier question, if the other non-traditional segments which now have become traditional grows or the product mix change would continue to be there, right?

SD Shibulal

Yes. If the portfolio mix continues, we do more and more consulting work, more and more enterprise solutions work which is of high revenue productivity and then the portfolio mix will reflect in our revenue productivity. That is not a pricing change. When I talk about pricing change, we are discussing rate increases, the ability for us to increase our rates.

Sumit Poddar

Thanks and all the best.

SD Shibulal

Thank you.

Moderator

Thank you. The next question is from the line of Sandeep Shah from ICICI Securities. Please go ahead.

Sandeep Shah

Yes, sir. Congrats on a good set of numbers. The first thing is in terms of the promotions, the semi-annual cycle; the decision regarding the same has been taken at the start of the year or is it just the recent decision which we have taken? And does this call for a change in our iRACE program initiative or any features regarding the same?

TV Mohandas Pai

Well the mid-year promotion has been here for the last two years, we are one of the few companies which have a mid-year promotion. We have been having a mid-year because we have to meet the aspiration of people, we have to meet the needs of growth So, this is part of the way we are. It is not something that has come just this year. It has been there for a couple of years.

Sandeep Shah

Okay. So our first guidance given at the FY11 was already considering the semi-annual promotion?

TV Mohandas Pai

Yes, you do not expect our CFO to sign up on guidance without putting every known and unknown thing to the model. Do you?

Sandeep Shah

Yes. Just second thing on the IMS, the services mix which is perceived as the next growth driver for the Indian IT, but for Infosys, the contribution on the infrastructure management has gone down from 8%, four quarters back to almost 6%. Does this require more investment or are the competitors more aggressive in terms of the deal RFPs which are coming?

SD Shibulal

See, that reflects actually growth in other areas. In fact we are having actually quite large wins in the infrastructure service. About a quarter back, we have announced win close to $200 mn in infrastructure service. Infrastructure service is actually doing fairly well for us. We clearly see that as an engine of growth. There is one difference with our infrastructure versus others. We are looking for asset-light model of infrastructure service. We are not looking for asset-heavy models of infrastructure service. In most places when you talk about infrastructure service, you are talking about including hardware, the pass-through revenue as being part of the infrastructure service whereas in our case, it is pure service. And I also want to give you some numbers. LTM basis, if you look at it last year versus this year Q2, last year Q2 LTM 2010 was $318 mn and this year LTM 2011 is $368 mn. We are expecting that it will continue to grow, but please remember, ours is a pure service model. We do not take over hardware assets. Our numbers are growing on the service side and then in many of these large so-called infrastructure deals, there will be a big part of infrastructure takeover.

Sandeep Shah

Okay. It is really helpful. Thanks and all the best.

Moderator

Thank you. The next question is from the line of Ashwin Mehta from Nomura. Please go ahead.

Ashwin Mehta

Sir, we have seen a sharp jump in our SI revenues in this particular quarter. What would be the nature or duration of these revenues? Do you see that tailing off over the next one or two quarters or you see possible offshore ramp-ups based on these revenues?

Kris Gopalakrishnan

We have given you the break-up by geography, we have given you the break-up by service line, given you break-up by industry, so you can see where the growth has come etc. The growth is very broad-based. It is across sectors. We have also won some large deals and that is also helping us grow the business. It is a combination of all these things. How it will pan out over the next two quarters? We have given you the guidance. Traditionally, Q3 and Q4 are difficult quarters for us. Q3 because of holidays, sometimes decisions get delayed because of holidays; Q4 because budgets could get delayed or budgets could change and we have to factor those in our guidance. That is the reason why typically we have seen Q3, Q4 and it is due to seasonality. Now, last fiscal year Q3 was actually a very good quarter. That is because we were coming out of a recession, a downturn and suddenly growth picked up. We are giving you a guidance based on the visibility we have. We are creating capacity to take advantage of the growth opportunities that we see. How it will end? We will know at the end of Q3 and we will give you the revised guidance if need be, at the end of Q3 for Q4.

Ashwin Mehta

Okay sir. The second question is in terms us planning to do recruitment ahead of demand. So what is the outlook in terms of utilization? Do you see a possible deliberate reduction in utilization going forward so that you have a buffer in terms of taking up demand going forward?

Kris Gopalakrishnan

Our model always has been to bring utilization down to 77%-79%. Because that is what we model and that is what drives our recruitment. We are taking proactive steps now, by adding another 11,000 people in Q3. Overall number for the year is 40,000. We have increased our recruitment significantly and that creates a capacity. What the actual utilization will be, we will know at the end of the quarter.

Ashwin Mehta

Okay. Thanks a lot.

Moderator

Thank you. The last question is from the line of Vihang Naik from MF Global. Please go ahead.

Vihang Naik

My question was on the effort mix. Basically, we saw a lot of shift towards onsite in this quarter. I think that might have impacted our margins adversely. How do we see this particular metric going forward?

Kris Gopalakrishnan

Whenever growth accelerates, projects starts happen typically onsite, right? We saw growth accelerating and onsite went up. If growth continues, we will see a higher percentage of onsite. There is also another reason for increased onsite. Consulting & Package Implementation is typically done onsite, a higher percentage of effort is spent onsite compared to Application Development or Maintenance or Infrastructure Management. Some of the service lines that grew have higher effort onsite. From a margin perspective, growth allowed us increased utilization, allowed us to manage some of these things and increase the operating margin by 1.9% this quarter.

Vihang Naik

Your constant currency pricing especially on the offshore has I think, continuously been declining since probably the last seven or eight quarters. This time you saw a good hefty on-site revenue productivity increase but offshore still continued to decrease. So do you think this is just a change in the revenue mix or how are you seeing offshore pricing particularly?

Kris Gopalakrishnan

It is flat. The changes you see are business mix change and increased volumes have discounts associated with that. It is a function of all those things. In that sense it is a very complicated number you see ultimately as revenue per employee which we disclose. Because that consist of business mix, it consists of how much percentage of the work is done offshore, it depends on which customers are growing, which service lines are growing. It is a complicated function all averaging out to a single number. Right now, pricing is flat.

Thank you everyone for participating in this call. Look forward to interacting with you during the quarter. Please connect with our investor relationship managers if you need to talk to us and we are available. Thank you very much.

Moderator:

Thank you gentlemen of the management. Ladies and gentlemen, on behalf of Infosys Technologies Limited that concludes this conference call. Thank you for joining us and you may now disconnect your lines.